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                          September 29, 2021

       Scott D. Kaufman
       Chief Executive Officer
       Creek Road Miners, Inc.
       2700 Homestead Road
       Park City, UT 84098

                                                        Re: Creek Road Miners,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 22,
2021
                                                            File No. 333-259729

       Dear Mr. Kaufman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Steven D. Pidgeon